SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	6
Statement of Cash Flows (Indirect Method)	7
Statement of Changes in Equity
01/01/2023 to 03/31/2023	9
01/01/2022 to 03/31/2022	10
Statement of Value Added	11
Comments on the Company’s Performance	12
Notes to the Financial Statements	22
Comments on the Company’s Projections	78
Other Information Deemed as Relevant by the Company	79
Reports and Statements
Unqualified Reports on Special Review	81
Executive Officers’ Statement on the Financial Statements	82
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	83

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	03/31/2023
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2023	12/31/2022
1	Total Assets	56,926,791	57,207,765
1.01	Current Assets	6,403,756	7,284,664
1.01.01	Cash and Cash Equivalents	836,450	1,867,485
1.01.02	Financial Investments	1,649,313	1,677,873
1.01.02.03	Financial Investments Valued at Amortized Cost	1,649,313	1,677,873
1.01.03	Accounts Receivable	3,392,786	3,268,367
1.01.03.01	Trade Receivables	3,194,099	3,062,574
1.01.03.02	Other Receivables	198,687	205,793
1.01.03.02.01	Related-Party Balances	198,687	205,793
1.01.04	Inventories	117,296	124,247
1.01.06	Recoverable Taxes	266,437	242,906
1.01.06.01	Current Recoverable Taxes	266,437	242,906
1.01.08	Other Current Assets	141,474	103,786
1.01.08.03	Other	141,474	103,786
1.01.08.03.01	Restricted Cash	48,301	37,474
1.01.08.03.20	Other Assets	93,173	66,312
1.02	Noncurrent Assets	50,523,035	49,923,101
1.02.01	Long-Term Assets	10,217,699	10,105,800
1.02.01.04	Accounts Receivable	213,390	215,234
1.02.01.04.01	Trade Receivables	213,390	215,234
1.02.01.09	Receivables from Related Parties	958,670	950,950
1.02.01.09.03	Receivables from Controlling Shareholders	958,670	950,950
1.02.01.10	Other Noncurrent Assets	9,045,639	8,939,616
1.02.01.10.04	Escrow Deposits	175,872	170,093
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	9,168	9,193
1.02.01.10.06	Contract Asset	8,714,054	8,613,968
1.02.01.10.20	Other Assets	146,545	146,362
1.02.02	Investments	196,265	157,491
1.02.02.01	Equity Interest	149,551	110,765
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	117,304	104,666
1.02.02.01.04	Other Investments	32,247	6,099
1.02.02.02	Investment Properties	46,714	46,726
1.02.03	Property, Plant and Equipment	364,870	338,939
1.02.04	Intangible Assets	39,744,201	39,320,871
1.02.04.01	Intangible Assets	39,744,201	39,320,871
1.02.04.01.01	Concession Agreements	1,122,094	1,151,365
1.02.04.01.02	Program Contracts	19,904,574	19,602,451
1.02.04.01.03	Service Contracts	18,081,949	17,870,451
1.02.04.01.04	Software License of Use	577,503	595,404
1.02.04.01.05	Right of Use	58,081	75,052
1.02.04.01.06	Right of Use – Investments	0	26,148

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2023	12/31/2022
2	Total Liabilities	56,926,791	57,207,765
2.01	Current Liabilities	6,163,795	6,657,342
2.01.01	Labor and Social Obligations	495,529	498,504
2.01.01.01	Social Obligations	34,205	64,801
2.01.01.02	Labor Obligations	461,324	433,703
2.01.02	Suppliers	257,746	430,946
2.01.02.01	Domestic Suppliers	257,746	430,946
2.01.03	Tax Obligations	338,254	293,461
2.01.03.01	Federal Tax Obligations	332,110	282,820
2.01.03.01.01	Income Tax and Social Contribution Payable	122,165	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	110,329	134,624
2.01.03.01.03	INSS (Social Security Contribution) Payable	43,921	44,515
2.01.03.01.20	Other Federal Taxes	55,695	103,681
2.01.03.03	Municipal Tax Obligations	6,144	10,641
2.01.04	Borrowings and Financing	1,976,816	2,245,960
2.01.04.01	Borrowings and Financing	1,308,566	1,389,864
2.01.04.01.01	In Local Currency	1,009,732	1,077,277
2.01.04.01.02	In Foreign Currency	298,834	312,587
2.01.04.02	Debentures	562,407	739,534
2.01.04.03	Financing through Lease	105,843	116,562
2.01.05	Other Liabilities	2,184,402	2,264,433
2.01.05.01	Payables to Related Parties	1,694	1,694
2.01.05.01.03	Payables to Controlling Shareholders	1,694	1,694
2.01.05.02	Other	2,182,708	2,262,739
2.01.05.02.01	Dividends and Interest on Capital Payable	741,725	741,725
2.01.05.02.04	Services Payable	604,532	723,242
2.01.05.02.05	Refundable Amounts	30,256	30,885
2.01.05.02.06	Program Contract Commitments	62,601	100,188
2.01.05.02.07	Public-Private Partnership - PPP	225,982	222,413
2.01.05.02.09	Indemnities	9,272	8,556
2.01.05.02.20	Other Liabilities	508,340	435,730
2.01.06	Provisions	911,048	924,038
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	523,686	510,807
2.01.06.01.01	Tax Provisions	35,365	34,382
2.01.06.01.02	Labor Liabilities and Pension Plan Obligations	402,266	385,580
2.01.06.01.04	Civil Provisions	86,055	90,845
2.01.06.02	Other Provisions	387,362	413,231
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	2,983	15,289
2.01.06.02.04	Provisions for Customers	121,510	141,491
2.01.06.02.05	Provisions for Suppliers	262,869	256,451
2.02	Noncurrent Liabilities	22,682,251	23,216,890
2.02.01	Borrowings and Financing	16,319,107	16,712,711
2.02.01.01	Borrowings and Financing	8,907,163	9,167,759
2.02.01.01.01	In Local Currency	6,571,995	6,704,588
2.02.01.01.02	In Foreign Currency	2,335,168	2,463,171
2.02.01.02	Debentures	7,084,987	7,202,296

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2023	12/31/2022
2.02.01.03	Financing through Lease	326,957	342,656
2.02.02	Other Liabilities	5,433,458	5,628,155
2.02.02.02	Other	5,433,458	5,628,155
2.02.02.02.04	Pension Plan Obligations	2,143,788	2,150,191
2.02.02.02.05	Program Contract Commitments	12,322	12,197
2.02.02.02.06	Public-Private Partnership - PPP	2,647,480	2,736,768
2.02.02.02.07	Indemnities	17,199	17,508
2.02.02.02.08	Labor Liabilities	1,619	1,620
2.02.02.02.09	Deferred Cofins/Pasep	161,314	159,723
2.02.02.02.20	Other Liabilities	449,736	550,148
2.02.03	Deferred Taxes	191,523	189,278
2.02.03.01	Deferred Income Tax and Social Contribution	191,523	189,278
2.02.03.01.01	Deferred Income Tax and Social Contribution	191,523	189,278
2.02.04	Provisions	738,163	686,746
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	300,537	291,317
2.02.04.01.01	Tax Provisions	40,041	29,113
2.02.04.01.02	Labor Liabilities and Pension Plan Obligations	242,639	254,718
2.02.04.01.04	Civil Provisions	17,857	7,486
2.02.04.02	Other Provisions	437,626	395,429
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	430,791	391,547
2.02.04.02.04	Provisions for Customers	6,176	3,306
2.02.04.02.05	Provisions for Suppliers	659	576
2.03	Equity	28,080,745	27,333,533
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	12,155,890	12,155,890
2.03.04.01	Legal Reserve	1,688,428	1,688,428
2.03.04.08	Additional Dividend Proposed	76,927	76,927
2.03.04.10	Reserve for Investments	10,390,535	10,390,535
2.03.05	Retained Earnings/Accumulated Losses	747,212	0
2.03.06	Equity Valuation Adjustments	177,643	177,643

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 03/31/2023	01/01/2022 to 03/31/2022
3.01	Revenue from Sales and/or Services	5,698,369	4,870,390
3.02	Cost of Sales and/or Services	-3,653,723	-3,116,386
3.02.01	Cost of Sales and/or Services	-2,500,708	-2,248,865
3.02.02	Construction Costs	-1,153,015	-867,521
3.03	Gross Profit	2,044,646	1,754,004
3.04	Operating Income/Expenses	-652,173	-619,926
3.04.01	Selling Expenses	-388,462	-374,281
3.04.01.01	Selling Expenses	-225,657	-196,587
3.04.01.02	Allowance for Doubtful Accounts	-162,805	-177,694
3.04.02	General and Administrative Expenses	-284,679	-253,792
3.04.04	Other Operating Income	20,352	10,308
3.04.04.01	Other Operating Income	23,045	11,405
3.04.04.02	Cofins and Pasep	-2,693	-1,097
3.04.05	Other Operating Expenses	-5,718	-7,744
3.04.06	Equity Results of Investments in Affiliates	6,334	5,583
3.05	Income before Financial Result and Taxes	1,392,473	1,134,078
3.06	Financial Result	-259,528	340,124
3.06.01	Financial Revenue	219,119	199,013
3.06.01.01	Financial Revenue	230,108	210,043
3.06.01.02	Exchange Variation Gains	-201	-1,263
3.06.01.03	Cofins and Pasep	-10,788	-9,767
3.06.02	Financial Expenses	-478,647	141,111
3.06.02.01	Financial Expenses	-562,471	-453,018
3.06.02.02	Exchange Variation Losses	83,824	594,129
3.07	Profit before Taxes on Income	1,132,945	1,474,202
3.08	Income Tax and Social Contribution	-385,733	-498,663
3.08.01	Current	-383,488	-489,505
3.08.02	Deferred	-2,245	-9,158
3.09	Net Result from Continued Operations	747,212	975,539
3.11	Profit/Loss for the Period	747,212	975,539
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.0932	1.42725
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.0932	1.42725

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 03/31/2023	01/01/2022 to 03/31/2022
4.01	Net Income for the Period	747,212	975,539
4.02	Comprehensive Income for the Period	747,212	975,539

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 03/31/2023	01/01/2022 to 03/31/2022
6.01	Net Cash from Operating Activities	395,306	616,843
6.01.01	Cash from Operations	2,513,490	2,161,586
6.01.01.01	Profit before Income Tax and Social Contribution	1,132,945	1,474,202
6.01.01.02	Provision and Inflation Adjustments on Provisions	70,031	78,415
6.01.01.04	Finance Charges from Customers	-95,653	-81,830
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	3,515	2,406
6.01.01.06	Depreciation and Amortization	657,145	589,746
6.01.01.07	Interest on Borrowings and Financing Payable	316,805	219,454
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	-13,316	-523,312
6.01.01.09	Interest and Inflation Adjustments on Liabilities	6,915	7,604
6.01.01.10	Interest and Inflation Adjustments on Assets	-28,976	-63,518
6.01.01.11	Allowance for Doubtful Accounts	162,805	177,694
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-345	-743
6.01.01.13	Equity Results of Investments in Affiliates	-6,334	-5,583
6.01.01.14	Interest and Inflation Adjustment (Public-Private Partnership)	123,045	122,150
6.01.01.15	Other Adjustments	4,119	3,451
6.01.01.16	Transfer to the São Paulo Municipal Government	155,387	134,962
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-26,519	-20,685
6.01.01.18	Pension Plan Obligations	51,921	47,173
6.01.02	Changes in Assets and Liabilities	-1,460,999	-897,725
6.01.02.01	Trade Receivables	-183,680	-299,418
6.01.02.02	Related-Party Balances and Transactions	10,172	-10,415
6.01.02.03	Inventories	6,951	-4,000
6.01.02.04	Recoverable Taxes	-23,531	12,978
6.01.02.05	Other Assets	-33,323	-36,990
6.01.02.06	Escrow Deposits	-742	-13,378
6.01.02.08	Trade Payables and Contractors	-414,033	-218,600
6.01.02.09	Labor and Social Obligations	-2,630	-73,155
6.01.02.10	Pension Plan Obligations	-58,324	-53,476
6.01.02.11	Taxes and Contributions Payable	-225,360	-64,184
6.01.02.12	Services Payable	-274,097	-55,564
6.01.02.13	Other Obligations	-232,389	4,652
6.01.02.14	Provisions	-31,604	-86,310
6.01.02.15	Deferred Cofins/Pasep	1,591	135
6.01.03	Other	-657,185	-647,018
6.01.03.01	Interest Paid	-543,850	-347,631
6.01.03.02	Income Tax and Social Contribution Paid	-113,335	-299,387
6.02	Net Cash from Investing Activities	-583,553	-1,102,680
6.02.01	Acquisition of Contract Asset and Intangible Assets	-570,332	-651,660
6.02.02	Acquisition of Property, Plant and Equipment	-30,954	-8,566
6.02.04	Restricted Cash	-10,827	1,261
6.02.07	Financial Investments	28,560	-443,715

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 03/31/2023	01/01/2022 to 03/31/2022
6.03	Net Cash from Financing Activities	-842,788	259,400
6.03.01	Funding	121,611	1,084,506
6.03.02	Amortization	-716,239	-661,268
6.03.04	Public-Private Partnership - PPP	-208,764	-156,364
6.03.05	Program Contract Commitments	-39,396	-7,474
6.05	Increase (Decrease) in Cash and Cash Equivalents	-1,031,035	-226,437
6.05.01	Opening Balance of Cash and Cash Equivalents	1,867,485	717,929
6.05.02	Closing Balance of Cash and Cash Equivalents	836,450	491,492

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2023 to 03/31/2023

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.05	Total Comprehensive Income	0	0	0	747,212	0	747,212
5.05.01	Net Income for the Period	0	0	0	747,212	0	747,212
5.07	Closing Balances	15,000,000	0	12,155,890	747,212	177,643	28,080,745

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2022 to 03/31/2022

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.03	Restated Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.05	Total Comprehensive Income	0	0	0	975,539	0	975,539
5.05.01	Net Income for the Period	0	0	0	975,539	0	975,539
5.07	Closing Balances	15,000,000	0	9,885,485	975,539	46,374	25,907,398

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 03/31/2023	01/01/2022 to 03/31/2022
7.01	Revenue	5,949,048	5,020,137
7.01.01	Goods, Products and Services Sold	4,909,274	4,298,220
7.01.02	Other Revenue	23,045	11,405
7.01.03	Revenue from Construction of Own Assets	1,179,534	888,206
7.01.04	Allowance for/Reversal of Doubtful Accounts	-162,805	-177,694
7.02	Inputs Acquired from Third Parties	-2,502,821	-2,109,805
7.02.01	Costs of Goods, Products and Services Sold	-2,151,327	-1,815,325
7.02.02	Materials, Electricity, Outsourced Services, and Others	-345,776	-286,735
7.02.04	Other	-5,718	-7,745
7.03	Gross Value Added	3,446,227	2,910,332
7.04	Retentions	-657,145	-589,746
7.04.01	Depreciation, Amortization, and Depletion	-657,145	-589,746
7.05	Net Value Added Produced	2,789,082	2,320,586
7.06	Wealth Received in Transfer	236,241	214,363
7.06.01	Equity Results of Investments in Affiliates	6,334	5,583
7.06.02	Financial Revenue	229,907	208,780
7.07	Total Value Added to Distribute	3,025,323	2,534,949
7.08	Value Added Distribution	3,025,323	2,534,949
7.08.01	Personnel	663,868	592,898
7.08.01.01	Salaries and Wages	453,047	423,433
7.08.01.02	Benefits	172,881	134,812
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	37,940	34,653
7.08.02	Taxes and Contributions	959,120	980,831
7.08.02.01	Federal	898,314	922,600
7.08.02.02	State	43,235	42,331
7.08.02.03	Municipal	17,571	15,900
7.08.03	Value Distributed to Providers of Capital	655,123	-14,319
7.08.03.01	Interest	646,449	-20,789
7.08.03.02	Rentals	8,674	6,470
7.08.04	Value Distributed to Shareholders	747,212	975,539
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	747,212	975,539

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

Highlights

The Company recorded a net income of R$ 747.2 million in 1Q23, compared to the R$ 975.6 million reported in 1Q22, a decrease of R$ 228.4 million (-23.4%).

Adjusted EBITDA totaled R$ 2,035.0 million, up by R$ 313.7 million (+18.2%) over the R$ 1,721.3 million reported in 1Q22.

Revenue from sanitation services

Increase of R$ 611.1 million, impacted by (i) an average tariff adjustment of 12.8% since May 2022; (ii) a 1.4% increase in total billed volume; and (iii) a higher average tariff due to the increase in the billed volume in the non-residential category.

Costs, administrative & selling expenses (excluding construction costs)

Growth of R$ 296.9 million, mainly due to the (i) R$ 112.8 million increase in services; (ii) R$ 76.1 million increase in salaries, payroll charges, benefits, and pension plan obligations; (iii) R$ 67.4 million increase in depreciation and amortization; and (iv) R$ 35.7 million increase with general expenses.

Impacts from the exchange variation

Exchange variation income on borrowings and financing fell by R$ 510.4 million, due to the lower appreciation of the Brazilian real against the U.S. dollar and the Japanese yen in 1Q23, compared to the appreciation of 1Q22, as shown in the table below:

	1Q23	1Q22
Foreign currency debt - R$ million	2,634.0	2,603.7
Foreign currency debt as a percentage of total debt	14.0%	15.0%
U.S. dollar variation in the quarter	(2.6%)	(15.1%)
Yen variation in the quarter	(3.3%)	(19.5%)

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

1.	Result for the period
R$ million
			Var.
	1Q23	1Q22	R$	%
Revenue from sanitation services	4,909.3	4,298.2	611.1	14.2
Construction revenue	1,179.5	888.2	291.3	32.8
COFINS and PASEP/TRCF taxes	(390.4)	(316.0)	(74.4)	23.5
(=) Net operating income	5,698.4	4,870.4	828.0	17.0
Costs and expenses	(3,173.8)	(2,876.9)	(296.9)	10.3
Construction costs	(1,153.0)	(867.5)	(285.5)	32.9
Equity pickup	6.3	5.6	0.7	12.5
Other operating income (expenses), net	14.6	2.6	12.0	461.5
(=) Earnings before financial result, income tax, and social contribution	1,392.5	1,134.2	258.3	22.8
Financial result	(259.5)	340.1	(599.6)	(176.3)
(=) Earnings before income tax and social contribution	1,133.0	1,474.3	(341.3)	(23.1)
Income tax and social contribution	(385.8)	(498.7)	112.9	(22.6)
(=) Net income	747.2	975.6	(228.4)	(23.4)
Earnings per share (R$)*	1.09	1.43

* Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.
	1Q23	1Q22	R$	%
Net income	747.2	975.6	(228.4)	(23.4)
Income tax and social contribution	385.8	498.7	(112.9)	(22.6)
Financial result	259.5	(340.1)	599.6	(176.3)
Other operating income (expenses), net	(14.6)	(2.6)	(12.0)	461.5
(=) Adjusted EBIT*	1,377.9	1,131.6	246.3	21.8
Depreciation and amortization	657.1	589.7	67.4	11.4
(=) Adjusted EBITDA**	2,035.0	1,721.3	313.7	18.2
(%) Adjusted EBITDA margin	35.7	35.3

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 5,698.4 million in 1Q23, up by 17.0% over 1Q22.

Costs and expenses, which consider construction costs, totaled R$ 4,326.8 million, up by 15.6% over 1Q22.

Adjusted EBIT, of R$ 1,377.9 million, increased by 21.8% over the R$ 1,131.6 million recorded in 1Q22.

Adjusted EBITDA, of R$ 2,035.0 million, increased by 18.2% over the R$ 1,721.3 million recorded in 2022 (R$ 7,401.4 million in the last 12 months).

The Adjusted EBITDA margin was 35.7% in 1Q23, compared to 35.3% in 1Q22 (32.3% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 44.5% in 1Q23, compared to 42.7% in 1Q22 (41.1% in the last 12 months).

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

The Company recorded a net income of R$ 747.2 million in 1Q23, compared to R$ 975.6 million in 1Q22.

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,909.3 million in 1Q23, an increase of R$ 611.1 million (+14.2%) over the R$ 4,298.2 million recorded in 1Q22.

The main factors that led to the increase were:

•	Average tariff adjustment of 12.8% since May 2022; and
•	Increase of 1.4% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 291.3 million (+32.8%), due to higher investments made.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME [1] PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	1Q23	1Q22	Var. %	1Q23	1Q22	Var. %	1Q23	1Q22	Var. %
Residential	472.2	472.6	(0.1)	412.8	409.5	0.8	885.0	882.1	0.3
Commercial	46.7	41.4	12.8	43.9	40.3	8.9	90.6	81.7	10.9
Industrial	8.6	8.1	6.2	9.3	9.1	2.2	17.9	17.2	4.1
Public	10.0	9.5	4.9	9.2	8.5	8.1	19.1	18.0	6.4
Total retail	537.5	531.6	1.1	475.2	467.4	1.7	1,012.6	999.0	1.4
Wholesale[3]	12.2	11.9	2.5	5.6	5.8	(3.4)	17.8	17.7	0.6
Overall Total	549.7	543.5	1.1	480.8	473.2	1.6	1,030.4	1,016.7	1.4
	Water			Sewage			Water + Sewage
WATER AND SEWAGE BILLED VOLUME [1] PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q23	1Q22	Var. %	1Q23	1Q22	Var. %	1Q23	1Q22	Var. %
Metropolitan	358.8	354.3	1.3	316.5	311.0	1.8	675.2	665.3	1.5
Regional[2]	178.7	177.3	0.8	158.7	156.4	1.5	337.4	333.7	1.1
Total retail	537.5	531.6	1.1	475.2	467.4	1.7	1,012.6	999.0	1.4
Wholesale[3]	12.2	11.9	2.5	5.6	5.8	(3.4)	17.8	17.7	0.6
Overall Total	549.7	543.5	1.1	480.8	473.2	1.6	1,030.4	1,016.7	1.4

1 Unaudited by external auditors

2 Including coastal and interior regions

3 Wholesale includes volumes of reuse water and non-domestic sewage

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

5.	Costs, administrative & selling expenses, and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 582.4 million in 1Q23 (+15.6%). Excluding construction costs, the increase was R$ 296.9 million (+10.3%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 75.9% in 1Q23 compared to 76.9% in 1Q22.

R$ million
			Var.
	1Q23	1Q22	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	744.2	668.1	76.1	11.4
General supplies	87.5	71.9	15.6	21.7
Treatment supplies	164.9	147.3	17.6	11.9
Services	624.9	512.1	112.8	22.0
Electricity	395.8	412.0	(16.2)	(3.9)
General expenses	314.8	279.1	35.7	12.8
Tax expenses	21.8	19.0	2.8	14.7
Depreciation and amortization	657.1	589.7	67.4	11.4
Allowance for doubtful accounts	162.8	177.7	(14.9)	(8.4)
Costs, administrative & selling expenses	3,173.8	2,876.9	296.9	10.3
Construction costs	1,153.0	867.5	285.5	32.9
Costs, adm & selling expenses, and construction costs	4,326.8	3,744.4	582.4	15.6
% of net revenue	75.9	76.9

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 76.1 million increase (+11.4%) recorded in 1Q23 was mainly due to:

•	The average salary adjustment of 12.9% (R$ 54.1 million) in May 2022 and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 1.8% decline in the average number of employees; and
•	R$ 16.4 million in health care expenses.

General supplies

Increase of R$ 15.6 million (+21.7%), mostly with the maintenance of water and sewage systems, networks, and connections, totaling R$ 16.1 million.

Treatment supplies

Increase of R$ 17.6 million (+11.9%), due to (i) the increase in product prices, some of which were impacted by the international market, such as aluminum polychloride; and (ii) the higher use of algaecides, coagulants, and disinfectants in several water treatment stations to maintain the quality of raw water.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

Services

Service expenses totaled R$ 624.9 million, an increase of R$ 112.8 million (+22.0%) over the R$ 512.1 million recorded in 1Q22. The main increases were:

•	R$ 38.2 million paid to technical services, mainly IT consulting, maintenance, and support;
•	R$ 19.9 million for the maintenance of water and sewage networks, connections, and systems;
•	R$ 18.5 million with meter reading and bill delivery;
•	R$ 10.4 million with paving and replacing of sidewalks;

•      R$ 9.1 million with advertising; and

•      R$ 8.6 million with surveillance.

Electricity

Electricity expenses totaled R$ 395.8 million in 1Q23, a decrease of R$ 16.2 million (-3.9%) from the R$ 412.0 million recorded in 1Q22. Of the total, the Free Market Tariffs (ACL) accounted for 55.1% of total expenses in 1Q23 (52.0% in 1Q22) while the Regulated Market Tariffs (ACR) accounted for 44.9% (48.0% in 1Q22).

The main factors that contributed to this variation were:

•	An average decrease of 2.2% in ACL prices (including Grid Market Tariffs - TUSD), with a 4.8% increase in consumption; and
•	An average decrease of 14.0% in ACR tariffs, with a decrease of 2.1% in consumption.

Electricity tariffs were impacted, among others, by (i) the tariff flag from water shortage in 1Q22; and (ii) the lower tax burden on electricity bills since June 2022, as a consequence of Supplementary Law 194/2022.

General expenses

Increase of R$ 35.7 million (+12.8%), totaling R$ 314.8 million in 1Q23, compared to the R$ 279.1 million recorded in 1Q22, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 23.5 million.

Expenses with municipal transfers totaled R$ 186.5 million in 1Q23, compared to the R$ 163.0 million reported in 1Q22 (+14.4%), mainly due to higher operating revenue.

Depreciation and amortization

The R$ 67.4 million increase (+11.4%) was mainly due to the beginning of operations of intangible assets, totaling R$ 5.3 billion.

Allowance for doubtful accounts

Decrease of R$ 14.9 million, from R$ 177.7 million in 1Q22 to R$ 162.8 million in 1Q23, due to the higher number of overdue bills received in 1Q23.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

6.	Financial result
				R$ million
			Var.
	1Q23	1Q22	R$	%
Financial expenses, net of revenue	(257.2)	(171.9)	(85.3)	49.6
Monetary and exchange variations, net	(2.3)	512.0	(514.3)	(100.4)
Financial Result	(259.5)	340.1	(599.6)	(176.3)

Financial expenses, net of revenue

				R$ million
			Var.
	1Q23	1Q22	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(273.1)	(189.6)	(83.5)	44.0
Interest and charges on international borrowings and financing	(21.0)	(8.6)	(12.4)	144.2
Other financial expenses	(122.1)	(114.3)	(7.8)	6.8
Total financial expenses	(416.2)	(312.5)	(103.7)	33.2
Financial revenue	159.0	140.6	18.4	13.1
Financial expenses, net of revenue	(257.2)	(171.9)	(85.3)	49.6

The main impacts resulted from:

•	Increase of R$ 83.5 million in interest and charges on domestic borrowings and financing, mainly due to (i) higher interest on debentures, of R$ 49.5 million, including the effect from the amortization of the 17th and 21st issues, as well as the proceeds of the 30th issue, totaling R$ 32.2 million in financial expenses; and (ii) a rise in the average DI rate (from 10.27% in 1Q22 to 13.65% in 1Q23), which impacted interest on domestic borrowings;
•	Increase of R$ 12.4 million in interest and charges on international borrowings and financing, mainly the lower appreciation of the Brazilian real against the U.S. dollar and the Yen in 1Q23 (2.63% and 3.29%, respectively), compared to the appreciation observed in 1Q22 (15.10% and 19.50%, respectively);
•	Increase of R$ 18.4 million in financial revenues, mainly on financial investments in 1Q23, as a result of the higher average DI rate.

Monetary and exchange variations, net

				R$ million
			Var.
	1Q23	1Q22	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(70.5)	(70.7)	0.2	(0.3)
Exchange variations on borrowings and financing	83.8	594.2	(510.4)	(85.9)
Other monetary variations	(75.7)	(69.9)	(5.8)	8.3
Total monetary and exchange variations on liabilities	(62.4)	453.6	(516.0)	(113.8)
Monetary and exchange variations on assets	60.1	58.4	1.7	2.9
Monetary and exchange variations, net	(2.3)	512.0	(514.3)	(100.4)

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

The effect on the net monetary and exchange variations in 1Q23 was R$ 514.3 million, featuring the negative variation of R$ 510.4 million in exchange variations on borrowings and financing, due to the lower appreciation of the Brazilian real against the U.S. dollar and the Yen in 1Q23 (2.63% and 3.29%, respectively), compared to the appreciation observed in 1Q22 (15.10% and 19.50%, respectively).

7.	Income tax and social contribution

The R$ 112.9 million decrease in 1Q23 was mainly due to:

•	Higher costs and expenses, of R$ 582.4 million; and
•	Lower gains with exchange variation, of R$ 510.4 million.

The factors above were mitigated by higher net operating revenue, of R$ 828.0 million.

8.	Indicators

a)	Operating

Information*	1Q23	1Q22%
Water Connections[1]	10,206	9,872	3.4
Sewage connections[1]	8,684	8,451	2.8
Population directly served - water[2]	28.1	27.8	1.1
Population directly served - sewage[2]	24.8	24.6	0.8
Number of employees	12,211	12,435	-1.8
Volume of water produced[3]	733.0	714.5	2.6
IPM - Measured Water Loss (%)[4]	29.5	27.9	5.7
IPDt (liters/connection x day)[4]	255	248	2.8

1. Total connections, active and inactive, in thousand units at the end of the period.

2. In million inhabitants, at the end of the period. Does not include wholesale.

3. Millions of m3. Excludes volumes produced in the municipalities of Aguaí, Tapiratiba, and Tejupá in 1Q22.

4. Excludes volumes and connections in Mauá, Aguaí, and Tapiratiba in 1Q22.

* Unaudited by external auditors

b)	Economic

Economic variables at the close of the quarter *	1Q23	1Q22
Amplified Consumer Price Index (1)	2.09	3.20
National Consumer Price Index (1)	1.88	3.42
Consumer Price Index (1)	1.46	2.95
DI (2)	13.65	10.27
U.S. dollar (3)	5.0804	4.7378
Yen (3)	0.03827	0.03902

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

.3. Ptax sale rate on the last day

* Unaudited by external auditors

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

9.	Borrowings and financing

R$ thousand

DEBT PROFILE
	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of total
Local currency
Debentures	377,852	1,077,166	1,207,210	1,085,512	1,720,562	651,547	1,527,548	7,647,397	42
Brazilian Federal Savings Bank	74,079	101,891	108,253	115,014	122,187	129,675	901,743	1,552,842	9
BNDES	179,344	234,620	214,281	204,396	191,790	72,559	221,836	1,318,826	7
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,257,504	2,254,923	12
IDB INVEST	32,770	53,650	82,575	144,821	147,159	182,022	695,813	1,338,810	7
IFC	80,000	80,000	80,000	80,000	80,000	80,000	271,224	751,224	4
Lease (Concession Agreements, Program Contracts, and Contract Asset) [1]	55,373	16,401	9,518	4,061	476	0	0	85,829	1
Leases (others) [2]	0	44,849	47,149	36,931	30,224	33,411	154,407	346,971	2
Other	8,296	2,986	2,753	141	0	0	0	14,176	0
Interest and other charges	348,622	2,301	0	0	0	0	0	350,923	2
Total in local currency	1,247,010	1,795,213	1,933,088	1,852,225	2,473,747	1,330,563	5,030,075	15,661,921	86

Foreign currency
IDB	26,108	52,217	63,444	22,455	22,455	22,455	328,061	537,195	3
IBRD	15,444	30,887	30,887	30,887	30,887	30,887	218,304	388,183	2
JICA	87,629	164,209	164,209	164,209	164,209	164,209	748,430	1,657,104	9
IDB 1983AB	39,010	0	0	0	0	0	0	39,010	0
Interest and other charges	12,510	0	0	0	0	0	0	12,510	0
Total in foreign currency	180,701	247,313	258,540	217,551	217,551	217,551	1,294,795	2,634,002	14

TOTAL	1,427,711	2,042,526	2,191,628	2,069,776	2,691,298	1,548,114	6,324,870	18,295,923	100

1 Refers to work contracts signed as Assets Lease;

2 Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 1Q23:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt 1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1 “Other Onerous Debt” corresponds to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 1Q23, the Company met the requirements of its borrowings and financing agreements.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

10.	Investments

Investments totaled R$ 1,236.1 million in 1Q23, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,204.8 million, R$ 0.4 million, and R$ 30.9 million, respectively. Cash disbursed in 1Q23 referring to investments, including from previous periods, totaled R$ 601.3 million.

The table below shows investments broken down by water, sewage, and region:

R$ million
Investments per Region	Water	Sewage	Total
Metropolitan Region	315.8	568.4	884.2
Regional Systems (coastal and interior regions)	188.0	163.9	351.9
Total	503.8	732.3	1,236.1

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of March 31, 2023, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	March 31, 2023	December 31, 2022	March 31, 2022

Total municipalities that have already signed contracts	351	351	342
Balance – intangible and contract assets	45,931,674	45,292,307	42,639,277
Percentage of intangible and contract assets	94.79%	94.49%	93.83%
Revenue from sanitation services (excluding construction revenue)	4,678,421	17,767,561	4,084,343
Percentage of revenue from sanitation services (excluding construction revenue)	95.30%	95.37%	95.02%

Municipalities with expired contracts:	1	1	8
Balance – intangible and contract assets	11,443	11,519	211,225
Percentage of intangible and contract assets	0.02%	0.02%	0.46%
Revenue from sanitation services (excluding construction revenue)	3,822	15,236	11,316
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%	0.26%

Municipalities with concession agreements due by 2030:	23	23	25
Balance – intangible and contract assets	1,064,090	1,072,138	1,110,000
Percentage of intangible and contract assets	2.20%	2.24%	2.44%
Revenue from sanitation services (excluding construction revenue)	189,704	711,452	170,205
Percentage of revenue from sanitation services (excluding construction revenue)	3.86%	3.82%	3.96%
Municipality of São Paulo:
Percentage of intangible and contract assets	43.21%	43.33%	43.15%
Percentage of revenue from sanitation services (excluding construction revenue)	44.53%	45.14%	44.12%

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Management expects that the funds raised with the gradual recovery of the economic activities, the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on May 11, 2023.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of March 31, 2023, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of March 31, 2023, does not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2022, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

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Notes to the Financial Statements

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of the quarterly information as of March 31, 2023, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2022, disclosed in Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

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Notes to the Financial Statements

Part of the financial debt, totaling R$ 2,668,775 as of March 31, 2023 (R$ 2,809,441 as of December 31, 2022), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	March 31, 2023		December 31, 2022
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	196,159	996,566	191,022	996,695
Borrowings and financing – Yen	43,368,135	1,659,699	45,369,189	1,795,259
Interest and charges from borrowings and financing – US$		9,142		6,985
Interest and charges from borrowings and financing – Yen		3,368		10,502
Total exposure		2,668,775		2,809,441
Borrowing cost – US$		(32,178)		(31,037)
Borrowing cost – Yen		(2,595)		(2,646)
Total foreign currency-denominated borrowings (Note 16)		2,634,002		2,775,758

The 5.1% decrease in the balance of the foreign currency-denominated debt from March 31, 2023, compared to December 31, 2022, was mainly impacted by the depreciation of the US dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	March 31, 2023	December 31, 2022	Variation
US$	R$ 5.0804	R$ 5.2177	-2.6%
Yen	R$ 0.03827	R$ 0.03957	-3.3%

Borrowings and financing fell by R$ 83,825 from January to March 2023 (a decrease of R$ 692,434 from January to March 2022), due to exchange rare changes. See Note 16 (ii). As of March 31, 2023, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before taxes on the three-month period ended March 31, 2023, would have been R$ 266,878 (R$ 263,032 for the three-month period ended March 31, 2022), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

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Notes to the Financial Statements

Probable scenario
(*)
Net currency exposure as of March 31, 2023 in US$ - Liabilities	196,159

US$ rate as of March 31, 2023	5.0804
Exchange rate estimated according to the scenario	5.2500
Difference between the rates	(0.1696)

Effect on the net financial result R$ - (loss)	(33,269)

Net currency exposure as of March 31, 2023 in Yen - Liabilities	43,368,135

Yen rate as of March 31, 2023	0.03827
Exchange rate estimated according to the scenario	0.04047
Difference between the rates	(0.0022)

Effect on the net financial result R$ - (loss)	(95,410)

Total effect on the net financial result in R$ - (loss)	(128,679)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for March 31, 2024, were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of March 31, 2023, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

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Notes to the Financial Statements

The table below provides the borrowings and financing subject to variable interest rates:

	March 31, 2023	December 31, 2022
CDI (i)	8,941,806	9,251,150
TR (ii)	1,655,154	1,635,587
IPCA (iii)	2,994,354	3,073,435
TJLP (iv)	1,368,508	1,433,029
SOFR (v)	996,567	996,697
Interest and charges	360,055	424,856
Total	16,316,444	16,814,754

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of March 31, 2023, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2022 would have been R$ 163,164 (R$ 153,698 for the three-month period ended March 31, 2022), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of March 31, 2023 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the balance sheet date. See Notes 6, 7, 8, 9, and 10.

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Notes to the Financial Statements

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	March 31, 2023	December 31, 2022
Cash and cash equivalents and financial investments
AA(bra)	1,156,298	2,237,629
AAA(bra)	1,017,191	1,011,685
Others (*)	312,274	296,044
	2,485,763	3,545,358

(*) As of March 31, 2023, this category includes R$ 297,858 (R$ 289,908 as of December 31, 2022) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of March 31, 2023.

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Notes to the Financial Statements

	April to December 2023	2024	2025	2026	2027	2028 onwards	Total
As of March 31, 2023

Liabilities
Borrowings and financing	2,470,033	3,756,930	3,808,172	3,528,549	3,853,172	13,740,507	31,157,363
Trade payables and contractors	257,746	-	-	-	-	-	257,746
Services payable	604,532	-	-	-	-	-	604,532
Public-Private Partnership - PPP	377,136	459,463	419,969	419,969	419,969	3,617,986	5,714,492
Program Contract Commitments	61,996	1,192	1,192	1,192	1,192	12,529	79,293
Total	3,771,443	4,217,585	4,229,333	3,949,710	4,274,333	17,371,022	37,813,426

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2023, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

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Notes to the Financial Statements

March 31, 2023
Indicators	Exposure	Probable scenario

Assets
CDI	1,735,296	12.8900%(**)
Financial income		223,680

Liabilities
CDI	(8,941,806)	12.8900%(**)
Interest to be incurred		(1,152,599)

CDI net exposure	(7,206,510)	(928,919)

Liabilities
TR	1,655,154	0.0174%(**)
Expenses to be incurred		(288)

IPCA	(2,994,354)	5.9559%(*)
Expenses to be incurred		(178,341)

TJLP	(1,368,508)	6.5800%(*)
Interest to be incurred		(90,048)

SOFR (***)	(996,567)	0.0435%(**)
Interest to be incurred		(434)

Total expenses to be incurred, net		(1,198,030)

(*) Source: BACEN of March 31, 2023
(**) Source: B3 of March 31, 2023
(***) Source: Bloomberg

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Notes to the Financial Statements

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	March 31, 2023	December 31, 2022

Total borrowings and financing (Note 16)	18,295,923	18,958,671
(-) Cash and cash equivalents (Note 6)	(836,450)	(1,867,485)
(-) Financial investments (Note 7)	(1,649,313)	(1,677,873)

Net debt	15,810,160	15,413,313
Total equity	28,080,745	27,333,533

Total (shareholders plus providers of capital)	43,890,905	42,746,846

Leverage ratio	36%	36%

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

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Notes to the Financial Statements

The estimated fair values of the financial instruments are as follows:

Financial Assets

	March 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	836,450	836,450	1,867,485	1,867,485
Financial investments	1,649,313	1,649,313	1,677,873	1,677,873
Restricted cash	48,301	48,301	37,474	37,474
Trade receivables	3,407,489	3,407,489	3,277,808	3,277,808
ANA	9,168	9,168	9,193	9,193
Other assets	239,718	239,718	212,674	212,674

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,157,357 as of March 31, 2023 (R$ 1,156,743 as of December 31, 2022), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,067,536 (R$ 1,060,040 as of December 31, 2022), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	March 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	18,295,923	18,348,334	18,958,671	19,260,133
Trade payables and contractors	257,746	257,746	430,946	430,946
Services payable	604,532	604,532	723,242	723,242
Program Contract Commitment	74,923	74,923	112,385	112,385
Public-Private Partnership - PPP	2,873,462	2,873,462	2,959,181	2,959,181

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of March 31, 2023, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2022.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

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Notes to the Financial Statements

Considering the nature of other financial instruments, assets, and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	March 31, 2023	December 31, 2022

Cash and banks	56,149	139,844
Cash equivalents	780,301	1,727,641
Total	836,450	1,867,485

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2023, the average yield of cash equivalents corresponded to 95.83% of CDI (95.69% as of December 31, 2022).

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Notes to the Financial Statements

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	March 31, 2023	December 31, 2022
Banco BV	297,858	289,909
Banco Itaú Unibanco S/A	340,461	403,732
Banco Bradesco S/A	594,689	578,752
Banco BTG Pactual S/A	415,160	404,363
Banco do Brasil S/A	1,145	1,117
	1,649,313	1,677,873

As of March 31, 2023, the average yield of the financial investments corresponded to 102.90% of CDI (102.90% as of December 31, 2022).

8	Restricted cash

	March 31, 2023	December 31, 2022

Agreement with the São Paulo Municipal Government (i)	41,432	30,231
Brazilian Federal Savings Bank – escrow deposits	512	433
Other	6,357	6,810
	48,301	37,474

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

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Notes to the Financial Statements

9	Trade receivables

(a)	Statement of financial position details

	March 31, 2023	December 31, 2022
Private sector:
General (i) and special customers (ii)	2,400,402	2,287,782
Agreements (iii)	432,196	416,550

	2,832,598	2,704,332
Government entities:
Municipal	596,384	609,731
Federal	4,220	10,644
Agreements (iii)	361,425	372,943

	962,029	993,318
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,758	4,048
São Caetano do Sul	45,145	45,367

Total wholesale customers – Municipal governments	48,903	49,415

Unbilled supply	964,400	959,260

Subtotal	4,807,930	4,706,325
Allowance for doubtful accounts	(1,400,441)	(1,428,517)

Total	3,407,489	3,277,808

Current	3,194,099	3,062,574
Noncurrent	213,390	215,234

Total	3,407,489	3,277,808

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Notes to the Financial Statements

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	March 31, 2023	December 31, 2022

Current	2,397,133	2,244,754
Past-due:
Up to 30 days	504,992	489,709
From 31 to 60 days	268,663	248,128
From 61 to 90 days	171,855	165,306
From 91 to 120 days	143,411	150,941
From 121 to 180 days	265,634	281,530
From 181 to 360 days	73,728	58,702
Over 360 days	982,514	1,067,255

Total past-due	2,410,797	2,461,571

Total	4,807,930	4,706,325

(c)	Allowance for doubtful accounts

Changes in assets	January to March 2023	January to March 2022

Balance at the beginning of the period	1,428,517	1,280,088
Reversal of losses	(8,449)	(10,516)
Recoveries	(19,627)	(18,265)

Balance at the end of the period	1,400,441	1,251,307

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Notes to the Financial Statements

Reconciliation of estimated/historical losses at the result	January to March 2023	January to March 2022

Write-offs	(190,138)	(205,069)
(Losses) with state entities – related parties	(743)	(1,406)
Reversal of losses with the private sector/government entities	8,449	10,516

Recoveries	19,627	18,265

Amount recorded as expense (Note 27)	(162,805)	(177,694)

The Company does not have customers individually representing 10% or more of its total revenues.

As of March 31, 2023, the Company has registered warrants issued in its favor, currently totaling R$ 2,869,198
(R$ 2,807,318 as of December 31, 2022), which are not recognized in the Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to uncertainties related to the beginning and end of their realization. Register warrants are recognized upon the beginning of their receipt or when they are traded.

Debtor	March 31, 2023	December 31, 2022
Municipality of São Paulo	2,716,516	2,656,113
Municipality of Cotia	105,845	103,729
Municipality of Cachoeira Paulista	13,951	13,672
Other	32,886	33,804
TOTAL	2,869,198	2,807,318

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Notes to the Financial Statements

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	March 31, 2023	December 31, 2022
Accounts receivable
Current:
Sanitation services	138,798	144,937
Allowance for losses	(50,338)	(49,595)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	8,767	13,376
- GESP Agreement – 2015	101,460	97,075

Total current	198,687	205,793

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	957,309	949,589

Total noncurrent	958,670	950,950

Total receivables	1,157,357	1,156,743

Assets:
Sanitation services	89,821	96,703
Reimbursement of additional retirement and pension benefits paid (G0)	1,067,536	1,060,040

Total	1,157,357	1,156,743

Liabilities:
Interest on capital payable	372,550	372,550

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Notes to the Financial Statements

	January to March 2023	January to March 2022

Revenue from sanitation services	162,966	143,699
Payments from related parties	(167,612)	(131,301)

Payment received from reimbursement referring to Law 4,819/1958	(52,593)	(36,632)

(ii)	Disputed amounts

As of March 31, 2023 and December 31, 2022, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,505,719 and R$ 1,482,140, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of Marcy 31, 2023 and December 31, 2022, the amounts corresponding to such actuarial liability were R$ 2,010,180 and R$ 2,002,075, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of March 31, 2023, the balance of the agreement totaled R$ 8,786 and R$ 99,686 (R$ 8,456 and R$ 95,033 as of December 31, 2022), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

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Notes to the Financial Statements

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From January to March 2023, expenses with employees assigned to other state entities totaled R$ 672 (R$ 164 from January to March 2022).

No expenses with employees from other entities assigned to the Company were recorded from January to March 2023 and in the same period in 2022.

(f)	Non-operating assets

As of March 31, 2023 and December 31, 2022, the Company’s land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until March 31, 2023, totaled R$ 133,608 (R$ 148,116 as of December 31, 2022). See Note 21.

(h)	Compensation of the Fiscal Council and Management Key Personnel

From January to March 2023, expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 1,658 (R$ 1,597 from January to March 2022).

From January to March 2023, additional amounts of R$ 285, referring to the executive officers’ bonus, were recorded (R$ 360 from January to March 2022).

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of March 31, 2023, the balance of principal and interest of this agreement totaled R$ 7,351 recorded in current assets under “Other assets” (R$ 12,953 as of December 31, 2022), at CDI + 1.2% p.a.

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Notes to the Financial Statements

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which mature on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of March 31, 2023, the balance of principal and interest of this agreement totaled R$ 321 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 242 and R$ 2,814, respectively, as of December 31, 2022), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of March 31, 2023, the balance of these financings totaled R$ 7.8 million (R$ 5.1 million as of December 31, 2022).

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

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Notes to the Financial Statements

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Profit (loss) for the period
	March 31, 2023	December 31, 2022	January to March 2023	January to March 2023	(*)	January to March 2022

Sesamm	64,001	59,371	-	4,630	-	1,289
Águas de Andradina	31,166	30,777	-	389	-	(2)
Águas de Castilho	11,189	10,787	-	402	-	267
Attend Ambiental	33,745	29,729	-	4,016	-	2,922
Aquapolo Ambiental	82,536	73,926	-	8,610	-	7,677
Paulista Geradora de Energia (**)	15,535	10,486	-	(28)	-	(148)
Cantareira SP Energia (***)	6,181	1,000	5,439	(258)	-	-
FOXX URE-BA Ambiental	67,034	69,258	4,325	(122)	(6,427)	-
Infranext Soluções em Pavimentação (****)	6,710	7,050	-	(340)	-	-

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       SABESP contributed R$ 5,077 as of December 2022, corresponding to 25% of the interest in the PGE. As of March 31, 2023, Servitec and Tecniplan had an outstanding payable amount of R$ 10,156 related to the remaining interest of 75% in PGE.

(***)       SABESP contributed R$ 5,439 as of January 2023, corresponding to 49% of the interest in Cantareira SP Energia. As of March 31, 2023, Pacto SP Energia had an outstanding payable amount of R$ 5,661 related to the remaining interest of 51% in Cantareira.

(****)       Infranext’s share capital will be R$ 12,000. As of March 31, 2023, SABESP had an outstanding payable amount of R$ 4,950.

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Notes to the Financial Statements

	Investments		Contribution	Equity accounting			Interest percentage
	March 31, 2023	December 31, 2022	January to March 2023	January to March 2023	(*)	January to March 2022	March 31, 2023	December 31, 2022

Sesamm	23,041	21,374	-	1,667	-	464	36%	36%
Águas de Andradina	9,349	9,233	-	116	-	(1)	30%	30%
Águas de Castilho	3,357	3,236	-	121	-	80	30%	30%
Attend Ambiental	15,186	13,379	-	1,807	-	1,315	45%	45%
Aquapolo Ambiental	40,442	36,223	-	4,219	-	3,762	49%	49%
Paulista Geradora de Energia	6,422	6,429	-	(7)	-	(37)	25%	25%
Cantareira SP Energia	5,803	490	5,439	(126)	-	-	49%	49%
FOXX URE-BA Ambiental	13,407	13,852	865	(24)	(1,286)	-	20%	20%
Infranext Soluções em Pavimentação	297	450	-	(153)	-	-	45%	45%
Total	117,304	104,666	6,304	7,620	(1,286)	5,583
FOXX URE-BA Ambiental – Fair value (**)	26,148	-
Other investments	6,099	6,099
Overall total	149,551	110,765

(*) Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2022.

12	Investment Properties

	December 31, 2022	Depreciation	March 31, 2023

Investment properties	46,726	(12)	46,714

	December 31, 2021	Depreciation	March 31, 2022

Investment properties	46,126	(12)	46,114

As of March 31, 2023, the market value of these properties was approximately R$ 393,600 (R$ 386,000 as of December 31, 2022).

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Notes to the Financial Statements

13	Contract asset

	December 31, 2022	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	March 31, 2023 (iii)

Total contract asset	8,613,968	1,204,867	280	(1,105,061)	8,714,054

	December 31, 2021	Additions	Transfers	Transfers of works to intangible assets	March 31, 2022

Total contract asset	8,550,102	958,070	193	(973,984)	8,534,381

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarulhos, and São Bernardo do Campo, totaling R$ 521 million, R$ 61 million, and R$ 31 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Franca, and São Bernardo do Campo, totaling R$ 533 million, R$ 103 million, and R$ 99 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Francisco Morato, and Franca, totaling R$ 2,818 million, R$ 229 million, and R$ 227 million, respectively.

As of March 31, 2023, the contract asset included R$ 175,145, recorded as a lease (R$ 276,893 as of December 31, 2022). Leases are part of construction costs and, since June 2020, additional works are being executed by the Company.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, and inflation adjustments, and exchange rate changes in the contract asset during the construction period. From January to March 2023, the Company capitalized R$ 167,802 (R$ 120,324 from January to December 2022).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of March 31, 2023 and 2022, the margin was 2.3%.

From January to March 2023, the construction margin was R$ 26,519 (R$ 20,685 from January to March 2022).

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Notes to the Financial Statements

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From January to March 2023, expropriations totaled R$ 4,015 (R$ 29,863 from January to March 2022).

14	Intangible assets

(a)	Statement of financial position details

	March 31, 2023			December 31, 2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	725,410	(227,941)	497,469	722,730	(223,404)	499,326
Concession agreements – economic value	1,573,971	(949,346)	624,625	1,585,271	(933,232)	652,039
Program contracts	27,415,393	(8,762,569)	18,652,824	26,875,408	(8,537,949)	18,337,459
Program contracts – commitments	1,709,757	(458,007)	1,251,750	1,709,757	(444,765)	1,264,992
Service contracts – São Paulo	26,086,961	(8,005,012)	18,081,949	25,584,703	(7,714,252)	17,870,451
Software license of use	1,265,086	(687,583)	577,503	1,249,881	(654,477)	595,404
Right of use – Other assets	169,465	(111,384)	58,081	170,921	(95,869)	75,052
Right of use – Investments	-	-	-	26,148	-	26,148
Total	58,946,043	(19,201,842)	39,744,201	57,924,819	(18,603,948)	39,320,871

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Notes to the Financial Statements

(b)	Changes

	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	-	4,098	(955)	(6)	(4,994)	497,469
Concession agreements – economic value	652,039	-	2,589	331	(85)	(30,249)	624,625
Program contracts (*)	18,337,459	2	569,717	(288)	(2,055)	(252,011)	18,652,824
Program contracts – commitments	1,264,992	-	-	-	-	(13,242)	1,251,750
Service contracts – São Paulo	17,870,451	-	513,453	(1,720)	(1,056)	(299,179)	18,081,949
Software license of use	595,404	-	15,204	-	-	(33,105)	577,503
Right of use – Other assets	75,052	320	-	-	(30)	(17,261)	58,081
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	322	1,105,061	(28,780)	(3,232)	(650,041)	39,744,201

(*) As of March 31, 2023, Concession agreements – equity value, and Program contracts included leases totaling R$ 51,692 and R$ 165,104 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2022
Intangible right arising from:
Concession agreements - equity value (*)	491,057	-	-	-	-	(4,657)	486,400
Concession agreements – economic value	681,441	-	5,948	46	-	(27,004)	660,431
Program contracts (*)	17,152,021	5,189	769,541	(107)	(1,255)	(231,923)	17,693,466
Program contracts – commitments	1,317,957	-	-	-	-	(13,241)	1,304,716
Service contracts – São Paulo	16,158,771	181	176,705	3,640	(976)	(260,765)	16,077,556
Software license of use	598,734	-	21,790	-	-	(27,899)	592,625
Right of use – Other assets	103,853	8,730	-	-	(1)	(17,696)	94,886
Total	36,503,834	14,100	973,984	3,579	(2,232)	(583,185)	36,910,080

(*) As of March 31, 2022, the lines Concession agreements – equity value and Program contracts included leases in the amounts of R$ 62,359 and R$ 2021 (R$ 65,012 and R$ 180,669 as of December 31, 2022), respectively.

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Notes to the Financial Statements

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)	Intangible right arising from concession agreements

As of March 31, 2023, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 62,601 and R$ 12,322 (R$ 100,188 and R$ 12,197 as of December 31, 2022), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets are as follows:

	March 31, 2023	December 31, 2022
Alto Tietê	247,467	251,545
São Lourenço	2,683,425	2,725,900
Total	2,930,892	2,977,445

The obligations assumed by the Company are as follows:

	March 31, 2023			December 31, 2022
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	98,809	-	98,809	91,782	36,645	128,427
São Lourenço	127,173	2,647,480	2,774,653	130,631	2,700,123	2,830,754
Total	225,982	2,647,480	2,873,462	222,413	2,736,768	2,959,181

(e)	Amortization of Intangible Assets

The average amortization rate totaled 5.0% and 4.8% as of March 31, 2023 and 2022, respectively.

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Notes to the Financial Statements

(f)	Right of use

Nature	March 31, 2023	December 31, 2022

Leases - Contract asset	175,145	276,893

Leases - Concession and Program Contract
Cost	405,431	405,431
Accumulated amortization	(188,635)	(182,859)
(=) Net	216,796	222,572

Other assets (*)
Vehicles	152,501	153,384
Properties	11,138	11,711
Equipment	5,826	5,826
Accumulated amortization	(111,384)	(95,869)
(=) Net	58,081	75,052

Right of use	450,022	574,517

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	March 31, 2023	March 31, 2022

Right of use amortization	(23,037)	(23,461)
Financial result – interest expense and inflation adjustment	(18,127)	(17,398)
Expenses of short-term leases with low value	(8,518)	(6,322)
Reduction of profit for the period	(49,682)	(47,181)

(g)	Performance Agreements

As of March 31, 2023, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 107,882 and R$ 2,284,215 (R$ 138,550 and R$ 2,126,106 as of December 31, 2022), respectively.

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Notes to the Financial Statements

15	Property, plant and equipment

(a)	Statement of financial position details

	March 31, 2023				December 31, 2022
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	91,262	(42,638)	48,624	2.1%	90,311	(42,343)	47,968	2.1%
Equipment	427,609	(296,254)	131,355	14.6%	412,828	(291,963)	120,865	15.3%
Transportation equipment	14,323	(9,918)	4,405	10.1%	12,578	(10,083)	2,495	9.9%
Furniture and fixtures	41,640	(15,257)	26,383	6.7%	38,528	(15,032)	23,496	6.7%
Other	60,199	(324)	59,875	5.0%	50,189	(302)	49,887	5.0%
Total	729,261	(364,391)	364,870	11.0%	698,662	(359,723)	338,939	11.2%

(b)	Changes

	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	1,037	(85)	-	(296)	48,624
Equipment	120,865	16,881	87	(243)	(6,235)	131,355
Transportation equipment	2,495	-	2,059	-	(149)	4,405
Furniture and fixtures	23,496	3,027	291	(40)	(391)	26,383
Other	49,887	10,009	-	-	(21)	59,875
Total	338,939	30,954	2,352	(283)	(7,092)	364,870

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2022
Land	94,213	-	-	-	-	94,213
Buildings	45,498	35	(272)	(12)	(290)	44,959
Equipment	115,154	7,579	(2,946)	(143)	(5,728)	113,916
Transportation equipment	2,472	-	(80)	-	(151)	2,241
Furniture and fixtures	22,079	899	(576)	(19)	(358)	22,025
Other	11,741	53	102	-	(22)	11,874
Total	291,157	8,566	(3,772)	(174)	(6,549)	289,228

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Notes to the Financial Statements

16	Borrowings and financing

Borrowings and financing outstanding balance	March 31, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	56,350	101,800	45,450	67,681	113,131
17th issue debentures	-	-	-	144,632	-	144,632
18th issue debentures	50,581	39,750	90,331	49,937	45,649	95,586
22nd issue debentures	166,684	167,090	333,774	199,901	326,433	526,334
23rd issue debentures	-	864,948	864,948	-	864,910	864,910
24th issue debentures	-	499,772	499,772	-	488,478	488,478
26th issue debentures	-	1,269,022	1,269,022	-	1,239,645	1,239,645
27th issue debentures	299,692	698,405	998,097	299,614	698,339	997,953
28th issue debentures	-	1,197,849	1,197,849	-	1,197,756	1,197,756
29th issue debentures	-	1,293,662	1,293,662	-	1,275,295	1,275,295
30th issue debentures	-	998,139	998,139	-	998,110	998,110
Brazilian Federal Savings Bank	98,979	1,453,866	1,552,845	99,767	1,422,145	1,521,912
Brazilian Development Bank - BNDES PAC	3,379	-	3,379	6,736	-	6,736
Brazilian Development Bank - BNDES PAC II 9751	7,237	21,616	28,853	7,214	23,344	30,558
Brazilian Development Bank - BNDES PAC II 9752	4,903	14,709	19,612	4,887	15,884	20,771
Brazilian Development Bank - BNDES ONDA LIMPA	27,036	26,974	54,010	26,949	33,617	60,566
Brazilian Development Bank – BNDES TIETÊ III	154,934	619,647	774,581	154,437	656,264	810,701
Brazilian Development Bank - BNDES 2015	33,916	382,938	416,854	33,807	390,127	423,934
Brazilian Development Bank - BNDES 2014	6,593	14,944	21,537	6,572	16,525	23,097
Inter-American Development Bank – IDB 2202	181,349	2,073,574	2,254,923	181,349	2,164,009	2,345,358
Inter-American Development Bank – IDB INVEST	37,340	835,221	872,561	37,340	853,725	891,065
Inter-American Development Bank – IDB Invest 2022	14,100	452,149	466,249	14,100	452,085	466,185
International Finance Corporation - IFC	80,000	671,224	751,224	80,000	670,996	750,996
Leases (Concession Agreements, Program Contracts, and Contract Asset)	44,849	302,122	346,971	44,453	313,391	357,844
Leases (others)	60,994	24,835	85,829	72,109	29,265	101,374
Other	9,043	5,133	14,176	6,241	5,867	12,108
Interest and other charges	350,923	-	350,923	417,878	-	417,878
Total in local currency	1,677,982	13,983,939	15,661,921	1,933,373	14,249,540	16,182,913

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

Borrowings and financing outstanding balance	March 31, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 25,695 thousand (US$ 30,834 thousand in December 2022)	52,217	78,325	130,542	53,628	107,256	160,884
Inter-American Development Bank - IDB 4623 – US$ 83,978 thousand (US$ 74,299 thousand in December 2022)	-	406,653	406,653	-	367,441	367,441
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 78,794 thousand (US$ 78,197 thousand in December 2022)	30,888	357,295	388,183	31,722	365,648	397,370
JICA 15 – ¥ 7,490,795 thousand (¥ 8,067,010 thousand in December 2022)	44,104	242,569	286,673	45,602	273,610	319,212
JICA 18 – ¥ 6,735,040 thousand (¥ 7,253,120 thousand in December 2022)	39,654	217,962	257,616	41,001	245,865	286,866
JICA 17 – ¥ 3,753,048 thousand (¥ 3,753,048 thousand in December 2022)	11,048	131,740	142,788	11,424	136,227	147,651
JICA 19 – ¥ 25,389,252 thousand (¥ 26,296,011 thousand in December 2022)	69,403	900,624	970,027	71,761	967,124	1,038,885
IDB 1983AB – US$ 7,692 thousand (US$ 7,692 thousand in December 2022)	39,010	-	39,010	39,962	-	39,962
Interest and other charges	12,510	-	12,510	17,487	-	17,487
Total in foreign currency	298,834	2,335,168	2,634,002	312,587	2,463,171	2,775,758

Total borrowings and financing	1,976,816	16,319,107	18,295,923	2,245,960	16,712,711	18,958,671

Exchange rates as of March 31, 2023: US$ 5.0804; ¥ 0.03827 (as of December 31, 2022: US$ 5.2177; ¥ 0.03957).

As of March 31, 2023, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2), and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1), CDI+ 1.44% (series 2), and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2023/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB Invest 2022	Own funds	2036	CDI + 2.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	5.20% to 15.39%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 25,695 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 83,978 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 78,794 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 7,490,795 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 6,735,040 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,753,048 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 25,389,252 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 7,692 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising SOFR + contractually defined spread.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

(i)       Payment schedule – accounting balances as of March 31, 2023

	2023	2024	2025	2026	2027	2028	2029 to 2044	TOTAL
LOCAL CURRENCY
Debentures	377,852	1,077,166	1,207,210	1,085,512	1,720,562	651,547	1,527,545	7,647,394
Brazilian Federal Savings Bank	74,079	101,891	108,253	115,014	122,187	129,675	901,746	1,552,845
BNDES	179,344	234,620	214,281	204,396	191,790	72,559	221,836	1,318,826
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,257,504	2,254,923
IDB INVEST	18,670	39,550	44,300	106,390	108,728	143,591	411,332	872,561
IDB INVEST 2022	14,100	14,100	38,275	38,431	38,431	38,431	284,481	466,249
IFC	80,000	80,000	80,000	80,000	80,000	80,000	271,224	751,224
Leases (Concession Agreements, Program Contracts, and Contract Asset)	-	44,849	47,149	36,931	30,224	33,411	154,407	346,971
Leases (others)	55,373	16,401	9,518	4,061	476	-	-	85,829
Other	8,296	2,986	2,753	141	-	-	-	14,176
Interest and other charges	348,622	2,301	-	-	-	-	-	350,923
TOTAL IN LOCAL CURRENCY	1,247,010	1,795,213	1,933,088	1,852,225	2,473,747	1,330,563	5,030,075	15,661,921
FOREIGN CURRENCY
IDB	26,108	52,217	63,444	22,455	22,455	22,455	328,061	537,195
IBRD	15,444	30,887	30,887	30,887	30,887	30,887	218,304	388,183
JICA	87,629	164,209	164,209	164,209	164,209	164,209	748,430	1,657,104
IDB 1983AB	39,010	-	-	-	-	-	-	39,010
Interest and other charges	12,510	-	-	-	-	-	-	12,510
TOTAL IN FOREIGN CURRENCY	180,701	247,313	258,540	217,551	217,551	217,551	1,294,795	2,634,002
Total	1,427,711	2,042,526	2,191,628	2,069,776	2,691,298	1,548,114	6,324,870	18,295,923

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

(II)       Changes

	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate changes and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(516)	60,883	5,463	(206,330)	(363,123)	162,197	46,336	2,859	7,874,135
Brazilian Federal Savings Bank	1,526,185	-	50,852	-	6,250	1,718	(29,853)	(27,891)	23,539	6,393	-	1,557,193
BNDES	1,380,993	-	-	-	3,354	984	(25,753)	(61,940)	19,891	5,670	65	1,323,264
IDB 2202	2,450,550	-	-	-	-	-	(165,514)	(90,674)	26,253	58,942	239	2,279,796
IDB INVEST	943,619	-	-	-	-	-	(71,521)	(18,670)	22,661	12,244	166	888,499
IFC	774,525	-	-	-	-	-	-	-	-	29,484	228	804,237
IDB INVEST 2022	469,327	-	-	-	-	-	-	-	18,405	-	64	487,796
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(13,603)	(10,873)	13,603	-	-	346,971
Leases (others)	101,374	320	-	-	-	-	(4,523)	(20,389)	9,047	-	-	85,829
Other	12,130	-	3,629	-	22	-	(161)	(1,581)	160	2	-	14,201
TOTAL IN LOCAL CURRENCY	16,182,913	320	54,481	(516)	70,509	8,165	(517,258)	(595,141)	295,756	159,071	3,621	15,661,921

FOREIGN CURRENCY
IDB	532,693	-	50,342	-	(15,365)	-	(2,474)	(26,343)	5,062	-	237	544,152
IBRD	399,762	-	18,892	(1,588)	(10,585)	-	(10,061)	(16,014)	8,691	56	106	389,259
JICA	1,803,109	-	-	-	(56,819)	-	(14,057)	(78,741)	6,635	289	51	1,660,467
IDB 1983AB	40,194	-	-	-	(1,056)	-	-	-	661	221	104	40,124
TOTAL IN FOREIGN CURRENCY	2,775,758	-	69,234	(1,588)	(83,825)	-	(26,592)	(121,098)	21,049	566	498	2,634,002
Total	18,958,671	320	123,715	(2,104)	(13,316)	8,165	(543,850)	(716,239)	316,805	159,637	4,119	18,295,923

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate changes and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(2,733)	69,242	-	(100,409)	(311,166)	112,677	45,709	2,696	8,283,984
Brazilian Federal Savings Bank	1,483,113	-	39,320	-	1,360	941	(28,947)	(24,385)	17,152	11,845	-	1,500,399
BNDES	1,392,844	-	-	-	114	123	(25,644)	(52,463)	12,737	12,890	64	1,340,665
IDB 2202	2,589,442	-	-	-	-	-	(108,419)	(90,674)	19,752	47,473	239	2,457,813
IDB INVEST	956,942	-	-	-	-	-	(44,803)	(16,130)	27,039	-	166	923,214
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(13,451)	(10,834)	13,451	-	-	386,477
Leases (others)	125,969	8,730	-	-	-	-	(3,947)	(21,370)	7,894	-	-	117,276
Other	14,094	-	1,715	-	2	-	(202)	(1,269)	196	7	-	14,543
TOTAL IN LOCAL CURRENCY	14,427,683	8,730	1,041,035	(2,733)	70,718	1,064	(325,822)	(528,291)	210,898	117,924	3,165	15,024,371

FOREIGN CURRENCY
IDB	387,837	-	32,205	-	(60,014)	-	(3,277)	(28,316)	1,739	-	55	330,229
IBRD	420,881	-	-	(1,547)	(63,833)	-	(944)	(15,214)	398	-	76	339,817
JICA	2,401,887	-	15,546	-	(457,218)	-	(17,588)	(89,447)	6,116	1,214	51	1,860,561
IDB 1983AB	85,548	-	-	-	(12,965)	-	-	-	303	122	104	73,112
TOTAL IN FOREIGN CURRENCY	3,296,153	-	47,751	(1,547)	(594,030)	-	(21,809)	(132,977)	8,556	1,336	286	2,603,719
Total	17,723,836	8,730	1,088,786	(4,280)	(523,312)	1,064	(347,631)	(661,268)	219,454	119,260	3,451	17,628,090

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

(a)	Main events in the three-month period ended March 31, 2023

Debentures

In the first quarter of 2023, the Company paid the final amortization of the 17th issue debentures, totaling R$ 152,157 million, of which R$ 145,284 million in principal and R$ 6,873 million in interest.

In the first quarter of 2023, the Company paid the final amortization of the 2nd series of the 22nd issue debentures, totaling R$ 214,404 million, of which R$ 200,000 million in principal and R$ 14,404 million in interest.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

(c)	Covenants

The table below shows the covenants as of March 31, 2023.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of March 31, 2023, and December 31, 2022, the Company met the requirements set forth by its borrowings and financing agreements.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

(d)	Borrowings and financing – Credit limited

Agent	March 31, 2023
(in millions of reais (*))
Brazilian Federal Savings Bank	1,042
Brazilian Development Bank (BNDES)	279
Inter-American Development Bank (IDB)	1,097
International Bank for Reconstruction and Development (IBRD)	1,210
Other	14
TOTAL	3,642

(*) Brazilian Central Bank’s exchange rate as of March 31, 2023 (US$ 1.00 = R$ 5.0804; ¥ 1.00 = R$ 0.03827).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	March 31, 2023	December 31, 2022
Recoverable taxes
Income tax and social contribution	216,462	206,517
Withheld income tax (IRRF) on financial investments	41,879	33,283
Other federal taxes	8,096	3,106
Total	266,437	242,906

(b)	Current liabilities

	March 31, 2023	December 31, 2022
Taxes and contributions payable
Income tax and social contribution	122,165	-
Cofins and Pasep	110,329	134,624
INSS (social security contribution)	43,921	44,515
IRRF (withholding income tax)	6,314	63,361
Other	55,525	50,961
Total	338,254	293,461

On February 08, 2023, the Federal Supreme Court (STF) unanimously decided that a final decision favorable to companies on taxes paid on a continuous base would lose its effects if the STF later rules against it.

The Company analyzed the matter judged in this decision, which covers Social Contribution on Net Profit, as well as other taxes that fit into the decision granted and did not identify any impact on the Financial Statements.

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

18	Deferred taxes and contributions

(a)	Statement of financial position details

	March 31, 2023	December 31, 2022
Deferred income tax assets
Provisions	573,119	560,404
Pension plan obligations - G1	136,832	141,606
Donations of underlying assets on concession agreements	45,800	46,088
Allowance for doubtful accounts	192,670	199,363
Other	169,577	171,798
Total deferred tax asset	1,117,998	1,119,259

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(350,319)	(353,817)
Capitalization of borrowing costs	(465,454)	(457,669)
Profit on supply to government entities	(345,260)	(346,650)
Actuarial gain – G1 Plan	(93,561)	(93,561)
Construction margin	(42,637)	(43,323)
Borrowing costs	(12,290)	(13,517)
Total deferred tax liabilities	(1,309,521)	(1,308,537)

Deferred tax liability, net	(191,523)	(189,278)

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

(b)	Changes

Deferred income tax assets	December 31, 2022	Net change	March 31, 2023
Provisions	560,404	12,715	573,119
Pension plan obligations - G1	141,606	(4,774)	136,832
Donations of underlying assets on concession agreements	46,088	(288)	45,800
Allowance for doubtful accounts	199,363	(6,693)	192,670
Other	171,798	(2,221)	169,577
Total	1,119,259	(1,261)	1,117,998

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	3,498	(350,319)
Capitalization of borrowing costs	(457,669)	(7,785)	(465,454)
Profit on supply to government entities	(346,650)	1,390	(345,260)
Actuarial gain – G1	(93,561)	-	(93,561)
Construction margin	(43,323)	686	(42,637)
Borrowing costs	(13,517)	1,227	(12,290)
Total	(1,308,537)	(984)	(1,309,521)

Deferred tax liability, net	(189,278)	(2,245)	(191,523)

Deferred income tax assets	December 31, 2021	Net change	March 31, 2022
Provisions	503,374	(537)	502,837
Pension plan obligations - G1	150,577	(2,131)	148,446
Donations of underlying assets on concession agreements	47,589	118	47,707
Allowance for doubtful accounts	183,963	(7,207)	176,756
Other	127,092	(668)	126,424
Total	1,012,595	(10,425)	1,002,170

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	3,930	(364,305)
Capitalization of borrowing costs	(404,931)	(6,590)	(411,521)
Profit on supply to government entities	(353,262)	2,311	(350,951)
Actuarial gain – G1	(109,271)	-	(109,271)
Construction margin	(46,079)	690	(45,389)
Borrowing costs	(14,556)	926	(13,630)
Total	(1,296,334)	1,267	(1,295,067)

Deferred tax liability, net	(283,739)	(9,158)	(292,897)

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2023	January to March 2022

Profit before income taxes	1,132,945	1,474,202
Statutory rate	34%	34%

Estimated expense at statutory rate	(385,201)	(501,229)
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(10,772)	(7,972)
Donations	(1,065)	(2,377)
Other differences	11,305	12,915

Income tax and social contribution	(385,733)	(498,663)

Current income tax and social contribution	(383,488)	(489,505)
Deferred income tax and social contribution	(2,245)	(9,158)
Effective rate	34%	34%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2022. The terms and payment amounts are defined based on the outcome of these lawsuits.

	March 31, 2023			December 31, 2022
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	134,033	(6,346)	127,687	151,023	(6,226)	144,797
Supplier claims (ii)	263,582	(54)	263,528	257,080	(53)	257,027
Other civil claims (iii)	105,046	(1,134)	103,912	99,462	(1,131)	98,331
Tax claims (iv)	91,767	(16,361)	75,406	79,532	(16,037)	63,495
Labor claims (v)	657,408	(12,503)	644,905	654,277	(13,979)	640,298
Environmental claims (vi)	433,810	(37)	433,773	406,872	(36)	406,836
Total	1,685,646	(36,435)	1,649,211	1,648,246	(37,462)	1,610,784

Current	911,048	-	911,048	924,038	-	924,038
Noncurrent	774,598	(36,435)	738,163	724,208	(37,462)	686,746

(II)	Changes

	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2023
Customer claims (i)	151,023	1,918	3,790	(21,540)	(1,158)	134,033
Supplier claims (ii)	257,080	1,992	5,552	(1,042)	-	263,582
Other civil claims (iii)	99,462	5,701	7,154	(3,478)	(3,793)	105,046
Tax claims (iv)	79,532	11,039	1,658	(7)	(455)	91,767
Labor claims (v)	654,277	9,894	13,486	(5,799)	(14,450)	657,408
Environmental claims (vi)	406,872	22,400	18,655	-	(14,117)	433,810
Subtotal	1,648,246	52,944	50,295	(31,866)	(33,973)	1,685,646
Escrow deposits	(37,462)	(271)	(696)	533	1,461	(36,435)
Total	1,610,784	52,673	49,599	(31,333)	(32,512)	1,649,211

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Financial Statements

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2022
Customer claims (i)	168,258	7,053	8,247	(8,595)	(3,238)	171,725
Supplier claims (ii)	477,854	1,459	13,032	(60,604)	(10)	431,731
Other civil claims (iii)	95,601	3,048	3,540	(2,973)	(1,151)	98,065
Tax claims (iv)	57,509	11,928	3,582	(703)	(204)	72,112
Labor claims (v)	349,962	10,077	8,889	(7,467)	(12,241)	349,220
Environmental claims (vi)	331,326	10,440	14,651	(300)	(39)	356,078
Subtotal	1,480,510	44,005	51,941	(80,642)	(16,883)	1,478,931
Escrow deposits	(32,017)	(13,349)	(3,041)	7,325	2,749	(38,333)
Total	1,448,493	30,656	48,900	(73,317)	(14,134)	1,440,598

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	March 31, 2023	December 31, 2022
Customer claims (i)	205,668	200,966
Supplier claims (ii)	1,187,990	1,147,606
Other civil claims (iii)	1,183,563	1,146,048
Tax claims (iv)	1,946,987	1,869,583
Labor claims (v)	2,540,106	1,471,423
Environmental claims (vi)	3,870,028	3,302,843
Total	10,934,342	9,138,469

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

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Notes to the Financial Statements

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium, hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 25, 2022, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of March 31, 2023, R$ 390.4 million was available for use.

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Notes to the Financial Statements

20	Labor liabilities and pension plan obligations

	March 31, 2023	December 31, 2022
Salaries and payroll charges	40,707	70,089
Provision for vacation	251,709	254,469
Provision for Christmas bonus	20,421	-
Healthcare plan (i)	72,745	70,136
Provision for profit sharing (ii)	103,028	96,227
Consent Decree (TAC)	5,501	6,114
Knowledge Retention Program (PRC)	1,418	1,469
Total	495,529	498,504

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the first quarter of 2023, the Company contributed 9.8%, on average, of gross payroll, totaling
R$ 75,505 (8.3% in the first quarter of 2022, totaling R$ 57,102).

(ii)	Provision for profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations - Liabilities

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	4,384	(56,305)	(51,921)
Payments made in 2023	10,124	48,200	58,324
Pension plan obligatinos as of March 31, 2023	(133,608)	(2,010,180)	(2,143,788)

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Notes to the Financial Statements

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2021	(129,600)	(2,192,062)	(2,321,662)
(Expenses) recognized in 2022	(2,935)	(44,238)	(47,173)
Payments made in 2022	9,501	43,975	53,476
Pension plan obligations as of March 31, 2022	(123,034)	(2,192,325)	(2,315,359)

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

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Notes to the Financial Statements

(v)	Reconciliation of expenditures with pension plan obligations

	January to March 2023	January to March 2022

G1 Plan (i)	(4,384)	2,935
G0 Plan (ii)	56,305	44,238
Sabesprev Mais Plan (iii)	6,603	5,878
VIVEST Plan (iv)	84	58
Subtotal	58,608	53,109
Capitalized	(764)	(771)
Reimbursement of additional retirement and pension benefits paid (G0)	(24,622)	(20,791)
Other	1,441	1,245
Pension plan obligations (Note 27)	34,663	32,792

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of March 31, 2023, and December 31, 2022, were R$ 604,532 and R$ 723,242, respectively.

23	Equity

(a)	Share capital

As of March 31, 2023, and December 31, 2022, the authorized, subscribed, and paid-in capital, totaling
R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2023		December 31, 2022
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	257,305,517	37.6	257,339,417	37.6
Abroad(2)	82,697,688	12.1	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of March 31, 2023, the common shares traded in Brazil were held by 33,511 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

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Notes to the Financial Statements

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 28, 2023, approved the distribution of dividends as interest on capital totaling R$ 741,301, corresponding to minimum mandatory dividends and R$ 130,857 as supplementary minimum dividends, totaling R$ 872,158, to be paid on June 26, 2023.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to March 2023	January to March 2022

Profit attributable to the Company’s owners	747,212	975,539
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.09320	1.42725

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Notes to the Financial Statements

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	January to March 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,909,274	1,179,534	6,088,808
Gross sales deductions	(390,439)	-	(390,439)
Net operating revenue	4,518,835	1,179,534	5,698,369
Costs, selling, general, and administrative expenses	(3,173,849)	(1,153,015)	(4,326,864)
Income from operations before other operating expenses, net and equity accounting	1,344,986	26,519	1,371,505
Other operating income (expenses), net			14,634
Equity accounting			6,334
Financial result, net			(259,528)
Income from operations before taxes			1,132,945
Depreciation and amortization	(657,145)	-	(657,145)

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Notes to the Financial Statements

	January to March 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,298,220	888,206	5,186,426
Gross sales deductions	(316,036)	-	(316,036)
Net operating revenue	3,982,184	888,206	4,870,390
Costs, selling, general, and administrative expenses	(2,876,938)	(867,521)	(3,744,459)
Income from operations before other operating expenses, net and equity accounting	1,105,246	20,685	1,125,931
Other operating income (expenses), net			2,564
Equity accounting			5,583
Financial result, net			340,124
Income from operations before taxes			1,474,202
Depreciation and amortization	(589,746)	-	(589,746)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information.

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Notes to the Financial Statements

26	Operating revenue

(a)	Revenue from sanitation services:

	January to March 2023	January to March 2022

Metropolitan Region of São Paulo	3,475,670	3,048,853
Regional Systems	1,433,604	1,249,367
Total	4,909,274	4,298,220

(b)	Reconciliation from gross operating revenue to net operating revenue:

	January to March 2023	January to March 2022

Revenue from sanitation services (i)	4,909,274	4,298,220
Construction revenue	1,179,534	888,206
Sales tax	(370,298)	(297,585)
Regulation, Control and Oversight Fee (TRCF)	(20,141)	(18,451)
Net revenue	5,698,369	4,870,390

(i) Includes R$ 24,019 from the TRCF charged from customers from January to March 2023 (R$ 20,961 from January to March 2022), referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	January to March 2023	January to March 2022
Operating costs
Salaries, payroll charges, and benefits	(583,855)	(508,873)
Pension plan obligations	(1,656)	(7,057)
Construction costs (Note 25)	(1,153,015)	(867,521)
General supplies	(85,831)	(66,490)
Treatment supplies	(164,899)	(147,308)
Outsourced services	(435,484)	(365,892)
Electricity	(395,026)	(411,084)
General expenses	(227,169)	(198,626)
Depreciation and amortization	(606,788)	(543,535)
	(3,653,723)	(3,116,386)

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Notes to the Financial Statements

Selling expenses
Salaries, payroll charges, and benefits	(70,517)	(67,909)
Pension plan obligations	(185)	(959)
General supplies	(1,067)	(1,130)
Outsourced services	(109,177)	(84,363)
Electricity	(191)	(414)
General expenses	(27,626)	(25,127)
Depreciation and amortization	(16,894)	(16,685)
	(225,657)	(196,587)

Bad debt expense, net of recoveries (Note 9 (c))	(162,805)	(177,694)

Administrative expenses
Salaries, payroll charges, and benefits	(55,142)	(58,521)
Pension plan obligations	(32,822)	(24,776)
General supplies	(601)	(4,299)
Outsourced services	(80,267)	(61,833)
Electricity	(583)	(445)
General expenses	(60,011)	(55,387)
Depreciation and amortization	(33,463)	(29,526)
Tax expenses	(21,790)	(19,005)
	(284,679)	(253,792)

Operating costs and expenses
Salaries, payroll charges, and benefits	(709,514)	(635,303)
Pension plan obligations (Note 21 (v))	(34,663)	(32,792)
Construction costs (Note 25)	(1,153,015)	(867,521)
General supplies	(87,499)	(71,919)
Treatment supplies	(164,899)	(147,308)
Outsourced services	(624,928)	(512,088)
Electricity	(395,800)	(411,943)
General expenses	(314,806)	(279,140)
Depreciation and amortization	(657,145)	589,746
Tax expenses	(21,790)	(19,005)
Bad debt expense, net of recoveries (Note 9 (c))	(162,805)	(177,694)
	(4,326,864)	(3,744,459)

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Notes to the Financial Statements

28	Financial income (expenses)

	January to March 2023	January to March 2022
Financial expenses
Interest and charges on borrowings and financing – local currency	(273,106)	(189,553)
Interest and charges on borrowings and financing – foreign currency	(21,049)	(8,556)
Other financial expenses	(101,732)	(91,244)
Inflation adjustment on borrowings and financing	(70,509)	(70,718)
Other inflation adjustments	(50,463)	(48,365)
Interest and inflation adjustment on provisions	(45,612)	(44,582)
Total financial expenses	(562,471)	(453,018)

Financial income
Inflation adjustment gains	60,314	59,684
Income on financial investments	103,217	79,662
Interest income	66,560	70,684
Cofins and Pasep	(10,788)	(9,767)
Other	17	13
Total financial income	219,320	200,276

Financial income (expenses), net of exchange variation	(343,151)	(252,742)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	83,825	594,030
Exchange rate changes on assets	(201)	(1,263)
Other exchange rate changes	(1)	99
Exchange rate changes, net	83,623	592,866

Financial income (expenses), net	(259,528)	340,124

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Notes to the Financial Statements

29	Other operating income (expenses), net

	January to March 2023	January to March 2022

Other operating income, net	20,352	10,308
Other operating expenses	(5,718)	(7,744)

Other operating income (expenses), net	14,634	2,564

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2023 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,305,561	1,310,451	278,540	643,643	3,538,195
Contractual obligations - Investments	3,426,343	2,992,419	1,947,122	140,005	8,505,889
Total	4,731,904	4,302,870	2,225,662	783,648	12,044,084

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Notes to the Financial Statements

31	Supplemental cash flow information

	January to March 2023	January to March 2022

Total additions to contract assets (Note 13)	1,204,867	958,070
Total additions to intangible assets (Note 14 (b))	322	14,100

Items not affecting cash (see breakdown below)	(634,857)	(320,510)

Total additions to intangible and contract assets according to the statement of cash flows	570,332	651,660

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	167,802	120,324
Contractors payable	240,833	233,889
Performance agreements	199,383	(63,118)
Right of use	320	8,730
Construction margin (Note 25)	26,519	20,685
Total	634,857	320,510

32	Events after the reporting period

•	Result of the Extraordinary Tariff Review and Annual Tariff Adjustment

As of April 6, 2023, further to the Material Facts disclosed on December 21, 2022 and February 16, 2023, SABESP informed its shareholders and the market in general that ARSESP disclosed Resolution 1,394/2023, referring to the Extraordinary Tariff Review, and Resolution 1,395/2023, which provides for the new tariff amounts, authorizing the Company to apply the total tariff adjustment of 9.5609%, regarding the tariffs in effect, resulting from:

•	IPCA (February 2022 to February 2023) of 5,5964%;
•	Efficiency factor (X Factor) of 0.2142%;
•	General Quality Index (GQI 2023) to be discounted, of 0.1280%;
•	Result of the Extraordinary Tariff Review, of 5.5532%;
•	Compensatory adjustment (referring to 2021), of 1.4040%, to be discounted.

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Notes to the Financial Statements

•	Contract with the International Finance Corporation - IFC

On April 7, 2023, SABESP informed its shareholders and the market in general about the ratification of the unenforceability of the bidding process for the contracting of specialized technical services to provide support and consultancy services to the State regarding the studies on the Privatization of SABESP.

Accordingly, the contract with the International Finance Corporation - IFC was executed on April 10, 2023. IFC is an agency linked to the World Bank that will act as an advisor to this process.

•	Separation Incentive Program - PDI

On May 11, 2023, further to the Company’s restructuring and in the context of the new strategic guideline for efficiency and process simplification, the final approval stage for the implementation of the Separation Incentive Program (PDI) was concluded. The Program will focus on preserving knowledge and ensuring the continuity of the Company’s activities, with adhesions occurring in June 2023 and a schedule of dismissals between July 2023 and June 2024. The Company expects 2,000 employees to adhered to the Program.

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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.            CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 03/31/2023
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0%	100	0%
Executive Board	1,300	0%	1,300	0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,508,070	50.3%	343,508,070	50.3%

Outstanding Shares	340,001,799	49.7%	340,001,799	49.7%

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CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 03/31/2022
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	200	0.0%	200	0.0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,506,870	50.3%	343,506,870	50.3%

Outstanding Shares	340,002,999	49.7%	340,002,999	49.7%

2.        SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 03/31/2023 (number of shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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Reports and Statements / Unqualified Report on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2023, which comprises the Statement of financial position as of March 31, 2023 and the related income statement, statement of comprehensive income, the statements of changes in equity and cash flows for the three months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

The quarterly information referred to above includes statements of value added for the period of three months ended March 31, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, May 11, 2023

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended March 31, 2023. São Paulo, May 11, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

André Gustavo Salcedo Teixeira Mendes CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante Engineering and Innovation Officer

Roberval Tavares de Souza

Operations and Maintenance Officer

Bruno Magalhães D'Abadia

Regulation and New Businesses Officer

ITR - Quarterly Information Form - 03/31/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended March 31, 2023.

São Paulo, May 11, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante Engineering and Innovation Officer

Roberval Tavares de Souza

Operations and Maintenance Officer

Bruno Magalhães D'Abadia

Regulation and New Businesses Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 26, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.